Phone:	(212) 885-5442
Fax:	(212) 885-5442
Email:	bshiffman@blankrome.com

January 30, 2009

BY FEDEX AND EDGAR

Jeffrey Jaramillo, Esq.
Division of Corporate Finance - Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Applied Energetics, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Form 10-Q for the Quarterly Period Ended September 30, 2008 File No. 001-1405

Dear Sir and Madam:

On behalf of Applied Energetics, Inc. (“Company”), we hereby submit the following responses to the Staff’s comment letter dated January 23, 2009.

Form 10-Q for the Period ended September 30, 2008

Note 13. Subsequent Events

1.
We note your response to our prior comment 1, but continue to have concern that your planned accounting treatment for the exchange of Series A Convertible Preferred shares into the Company’s common shares may not appropriate.

In this regard, we note from your response that the planned business purpose of the exchange transaction was to significantly reduce the Company’s quarterly preferred dividend expense.  We also note from you response, that the conversion of Series A Preferred shares into common shares by certain shareholders in November of 2008, resulted primarily from discussions initiated by the Company in October 2008 with preferred shareholders with the largest positions in the Company’s Series A preferred tock and that other conversions which occurred resulted largely from other preferred shareholders learning of these shareholders planned conversions.  We further note from your response that at the time the Company negotiated these revised conversion terms, the Company did not set a time period by which the agreements had to be executed to complete the exchange transactions and the exchange offer was neither fixed for a limited period of time nor open for an unlimited period of time.  We additionally note that based on the copies of the exchange agreements provided in connection with your response, that all exchange agreements with the Series A Preferred shareholders were executed shortly after the negotiations were conducted with the Series A Preferred shareholders in October of 2008 as they are all dated during the period ranging from November 3, 2008 through November 10, 2008.

Jeffrey Jaramillo, Esq.
January 30, 2009

Since all of the exchange transactions were executed within a very short period of time after the negotiations were conducted with the Series A Preferred shareholders in October of 2008, it would appear that the exchange offer was open for an completed within a very limited period.  Also, we note from your response that “the offer was neither fixed for a limited period of time nor open for an unlimited period of time”, which would appear to indicate that your intent was restrictive in keeping this preferred stock exchange offer open for only a finite or limited period of time.  In addition, we note that the revised conversion terms of the Series A Preferred shares appear to be significantly more favorable that the original conversion terms were negotiated in order to induce the Series A Preferred shareholders to convert their preferred shares into common shares.  Furthermore, your planned business purpose in reducing the quarterly dividend requirements is a factor in inducing conversion of this security.

Given the above factors, it appears that your proposed accounting treatment of recording a gain or benefit on the redemption of the Series A Preferred shares and a corresponding benefit to arrive at net income (loss) available to common shareholders may be inconsistent with the nature of the exchange transaction.  Based on the above, we continue to believe that this transaction may be more appropriately accounted for pursuant to the guidance in SFAS No. 84.  In this regard, we suggest you carefully consider our concerns in assessing your accounting treatment for the preferred stock exchange transactions.  Please note that we do not believe that because the exchange transactions were individually negotiated transactions with the Series A Preferred shareholders, as noted in your response, provides a basis or rationale for not accounting for the exchange transactions in accordance with the guidance in SFAS No. 84.  Please revise or advise accordingly.

The Company has reassessed its intended accounting treatment for the exchange of preferred stock and will account for the exchange in accordance with SFAS No. 84.  Accordingly, the Company will record the excess of the fair value of the common stock issued in the exchange over the fair value of the common stock issuable upon conversion of the preferred stock pursuant to the original terms of the preferred stock as a dividend and a charge to retained earnings, which will be added to net loss to arrive at net loss available to common stockholders in the calculation of net loss per share.

Copies of the exchange agreements are attached.

We thank you in advance for your assistance. If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Brad L. Shiffman

Brad L. Shiffman

EXCHANGE AGREEMENT

This Agreement, dated as of November 3, 2008, sets forth the agreement of Applied Energetics, Inc. (the "Company") and Bancroft Convertible Fund, Inc. (the "Holder") with respect to the Shares (as hereinafter defined) by the Company to the Holder in exchange for the return of the Preferred Shares (as hereinafter defined) by the Holder to the Company for cancellation.

1. Exchange of Preferred Shares.

The Company hereby agrees to issue to the Holder Four Hundred Thousand (400,000) shares (the "Shares") of common stock, par value $0.001 (the "Common Stock"), of the Company in exchange for Forty Thousand (40,000) shares (the "Preferred Shares") of the Company's Series A 6.5% redeemable convertible preferred stock, par value $0.001 per share, and the Holder hereby agrees to deliver to the Company for cancellation the Preferred Shares in exchange for the issuance of the Shares by the Company (the "Exchange").

2. Closing.

Within one (1) business day following the date (the "Closing Date") hereof, the Holder shall deliver to the Company or its transfer agent the Preferred Shares for cancellation, together with a duly executed and medallion guaranteed stock power. Within one (1) business day from the Closing Date, the Company shall cause its transfer agent to issue and deliver to the Holder the Shares (without legend restricting transfer under the Securities Act of 1933 (the "Act")) in accordance with the delivery instruction set forth on Schedule I hereto.

3. Holder's Representations and Warranties.

3.1 The Holder has not paid or given or received any commission, other remuneration directly or indirectly in connection with the solicitation of the Exchange.

3.2 The Holder is not an "Affiliate" (as defined inn paragraph (a)(i) of Rule 144 promulgated under the Act of the Company and has not been an affiliate of the Company at any time during the three months prior to the date hereof.

3.3 The Holder is and on the Closing Date will be the sole holder of record and beneficial owner of the Preferred Shares; (ii) the Preferred Shares are owned by Holder free and clear of all security interests, claims, liens, encumbrances and restrictions and on the Closing Date will be so owned; (iii) the Holder is not a party to any agreement, written or oral, creating rights in respect of the Preferred Shares; (iv) there are no existing options, purchase agreements, redemption agreements, restrictions of any nature, calls or gifts relating to the Preferred Shares; and (v) the Holder has the power, authority and legal capacity and right to execute and deliver this Agreement, to perform the obligations hereunder, and to consummate the transactions contemplated hereby.

120004.00100/6680932v.3

3.4 This Agreement has been duly authorized, executed and delivered by or on behalf of the Holder and constitutes the valid and binding obligation of such Holder, enforceable against the Holder in accordance with its terms.

4. The Company's Representations and Warranties.

The Company hereby represents and warrants to the Holder as follows:

4.1 The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to enter into this Agreement and issue the Shares pursuant hereto. This Agreement has been duly executed and delivered by or on behalf of the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

4.2 The issuance of the Shares upon exchange of the Preferred Shares have been duly authorized and, when the Shares have been issued and duly delivered against receipt of the Preferred Shares as contemplated by this Agreement, the Shares will be validly issued, fully paid and nonassessable, and the Holder will not be subject to personal liability solely by reason of being a holder. The Shares are not subject to preemptive rights of any stockholder of the Company.

5. Miscellaneous.

5.1 All communications hereunder will be in writing and, except as otherwise provided, will be delivered at, or mailed by certified mail, return receipt requested, or telegraphed to, the following addresses: if to the Holder, addressed to the Holder at the address set forth on the signature page; if a copy to the Company to: Applied Energetics, Inc., 3590 East Columbia, Tucson, AZ 85714, Attention: Chief Executive, with a copy to Blank Rome, LLP, Attention: Robert J. Mittman, Esq., 405 Lexington Avenue, New York, New York 10174

5.2 This Agreement shall be deemed to have been made and delivered in New York City and shall be governed as to validity, interpretation, construction, effect and in all other respects by the internal laws of the State of New York. The Holder and the Company (1) agree that any legal suit, action or proceeding arising out of or relating to this Agreement, shall be instituted exclusively in New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, unless such court shall have refused such jurisdiction, (2) waive any objection which the Holder or the Company may have now or hereafter to the venue of any such suit, action or proceeding, and (3) irrevocably consent to the jurisdiction of the New York State Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding. The Holder and the Company further agree to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agrees that service of process upon the Holder or the Company, as the case may be, mailed by certified mail to the Holder's address or the Company's address, as the case may be, set forth on the signature page to this Agreement shall be deemed in every respect effective

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120004.00100/6680932v.3

service of process upon the Holder or the Company, as the case may be, in any such suit, action or proceeding.

5.3 Each party hereto agrees to use its reasonable best efforts to take any action which may be necessary or appropriate or reasonably requested by the other party hereto in order to effectuate or implement the provisions of this Agreement.

5.4 The rights and obligations of the parties under this Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns.

5.5 This Agreement may be executed in separate counterparts, all of which shall constitute one agreement.

5.6 All notices required or permitted to be given hereunder shall be personally delivered, sent by courier service or mailed by certified or registered mail, postage prepaid, to the respective parties at the addresses set forth herein and shall be deemed given upon receipt.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

HOLDER:
BANCROFT CONVERTIBLE FUND, INC.

BY: Gary I. Levine
Name: Gary I. Levine
Title: Executive Vice President
Address: 65 Madison Avenue
Morristown, NJ 07960

COMPANY:
APPLIED ENERGETICS, INC.

By: Dana A. Marshall
Name: Dana A. Marshall
Title: Chairman & President

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120004.00100/6680932v.3

EXCHANGE AGREEMENT

This Agreement, dated as of November 3, 2008, sets forth the agreement of Applied Energetics, Inc. (the "Company") and Ellsworth Convertible Growth & Income Fund, Inc. (the "Holder") with respect to the Shares (as hereinafter defined) by the Company to the Holder in exchange for the return of the Preferred Shares (as hereinafter defined) by the Holder to the Company for cancellation.

1. Exchange of Preferred Shares.

The Company hereby agrees to issue to the Holder Four Hundred Thousand (400,000) shares (the "Shares") of common stock, par value $0.001 (the "Common Stock"), of the Company in exchange for Forty Thousand (40,000) shares (the "Preferred Shares") of the Company's Series A 6.5% redeemable convertible preferred stock, par value $0.001 per share, and the Holder hereby agrees to deliver to the Company for cancellation the Preferred Shares in exchange for the issuance of the Shares by the Company (the "Exchange").

2. Closing.

Within one (1) business day following the date (the "Closing Date") hereof, the Holder shall deliver to the Company or its transfer agent the Preferred Shares for cancellation, together with a duly executed and medallion guaranteed stock power. Within one (1) business day from the Closing Date, the Company shall cause its transfer agent to issue and deliver to the Holder the Shares (without legend restricting transfer under the Securities Act of 1933 (the "Act")) in accordance with the delivery instruction set forth on Schedule I hereto.

3. Holder's Representations and Warranties.

3.1 The Holder has not paid or given or received any commission, other remuneration directly or indirectly in connection with the solicitation of the Exchange.

3.2 The Holder is not an "Affiliate" (as defined inn paragraph (a)(i) of Rule 144 promulgated under the Act of the Company and has not been an affiliate of the Company at any time during the three months prior to the date hereof.

3.3 The Holder is and on the Closing Date will be the sole holder of record and beneficial owner of the Preferred Shares; (ii) the Preferred Shares are owned by Holder free and clear of all security interests, claims, liens, encumbrances and restrictions and on the Closing Date will be so owned; (iii) the Holder is not a party to any agreement, written or oral, creating rights in respect of the Preferred Shares; (iv) there are no existing options, purchase agreements, redemption agreements, restrictions of any nature, calls or gifts relating to the Preferred Shares; and (v) the Holder has the power, authority and legal capacity and right to execute and deliver this Agreement, to perform the obligations hereunder, and to consummate the transactions contemplated hereby.

120004.00100/6681620v.2

3.4 This Agreement has been duly authorized, executed and delivered by or on behalf of the Holder and constitutes the valid and binding obligation of such Holder, enforceable against the Holder in accordance with its terms.

4. The Company's Representations and Warranties.

The Company hereby represents and warrants to the Holder as follows:

4.1 The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to enter into this Agreement and issue the Shares pursuant hereto. This Agreement has been duly executed and delivered by or on behalf of the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

4.2 The issuance of the Shares upon exchange of the Preferred Shares have been duly authorized and, when the Shares have been issued and duly delivered against receipt of the Preferred Shares as contemplated by this Agreement, the Shares will be validly issued, fully paid and nonassessable, and the Holder will not be subject to personal liability solely by reason of being a holder. The Shares are not subject to preemptive rights of any stockholder of the Company.

5. Miscellaneous.

5.1 All communications hereunder will be in writing and, except as otherwise provided, will be delivered at, or mailed by certified mail, return receipt requested, or telegraphed to, the following addresses: if to the Holder, addressed to the Holder at the address set forth on the signature page; if a copy to the Company to: Applied Energetics, Inc., 3590 East Columbia, Tucson, AZ 85714, Attention: Chief Executive, with a copy to Blank Rome, LLP, Attention: Robert J. Mittman, Esq., 405 Lexington Avenue, New York, New York 10174

5.2 This Agreement shall be deemed to have been made and delivered in New York City and shall be governed as to validity, interpretation, construction, effect and in all other respects by the internal laws of the State of New York. The Holder and the Company (1) agree that any legal suit, action or proceeding arising out of or relating to this Agreement, shall be instituted exclusively in New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, unless such court shall have refused such jurisdiction, (2) waive any objection which the Holder or the Company may have now or hereafter to the venue of any such suit, action or proceeding, and (3) irrevocably consent to the jurisdiction of the New York State Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding. The Holder and the Company further agree to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agrees that service of process upon the Holder or the Company, as the case may be, mailed by certified mail to the Holder's address or the Company's address, as the case may be, set forth on the signature page to this Agreement shall be deemed in every respect effective

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120004.00100/6681620v.2

service of process upon the Holder or the Company, as the case may be, in any such suit, action or proceeding.

5.3 Each party hereto agrees to use its reasonable best efforts to take any action which may be necessary or appropriate or reasonably requested by the other party hereto in order to effectuate or implement the provisions of this Agreement.

5.4 The rights and obligations of the parties under this Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns.

5.5 This Agreement may be executed in separate counterparts, all of which shall constitute one agreement.

5.6 All notices required or permitted to be given hereunder shall be personally delivered, sent by courier service or mailed by certified or registered mail, postage prepaid, to the respective parties at the addresses set forth herein and shall be deemed given upon receipt.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

HOLDER:
ELLSWORTH CONVERTIBLE GROWTH & INCOME FUND, INC.

BY: Gary I. Levine
Name: Gary I. Levine
Title: Executive Vice President
Address: 65 Madison Avenue
Morristown, NJ 07960

COMPANY:
APPLIED ENERGETICS, INC.

By: [signature]
Name: Dana A. Marshall
Title: Chairman & President

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120004.00100/6681620v.2

EXCHANGE AGREEMENT

This Agreement, dated as of November 3, 2008, sets forth the agreement of Applied Energetics, Inc., a Delaware corporation (the "Company"), and Alexandra Global Master Fund Ltd., a British Virgin Islands International Business Company (the "Holder"), with respect to the Shares (as hereinafter defined) issued by the Company to the Holder in exchange for the return of the Preferred Shares (as hereinafter defined) by the Holder to the Company for cancellation.

1. Exchange of Preferred Shares.

The Company hereby agrees to issue to the Holder One Million Six Hundred Thousand (1,600,000) shares (the "Shares") of common stock, par value $0.001 (the "Common Stock"), of the Company in exchange for One Hundred Sixty Thousand (160,000) shares (the "Preferred Shares") of the Company's Series A 6.5% redeemable convertible preferred stock, par value $0.001 per share, and the Holder hereby agrees to transfer and deliver to the Company for cancellation the Preferred Shares in exchange for the issuance of the Shares by the Company (the "Exchange").

2. Closing.

On the date hereof (the "Closing Date"), the Holder shall deliver to the Company or its transfer agent the Preferred Shares for cancellation, together with a duly executed and medallion guaranteed stock power. Within one (1) business day following the Closing Date, the Company shall cause its transfer agent to issue and deliver to the Holder the Shares (without legend restricting transfer under the Securities Act of 1933, as amended (the "Act")) in accordance with the Holder's delivery instructions set forth on Schedule I hereto.

3. Holder's Representations and Warranties.

3.1 The Holder has not paid, given or received any commission or other remuneration directly or indirectly in connection with the Exchange.

3.2 The Holder is not an "Affiliate" (as defined in paragraph (a)(i) of Rule 144 promulgated under the Act) of the Company and has not been an affiliate of the Company at any time during the three months prior to the date hereof.

3.3 The Holder is and on the Closing Date will be the sole holder of record and beneficial owner of the Preferred Shares; (ii) the Preferred Shares are owned by Holder free and clear of all security interests, claims, liens, encumbrances and restrictions and on the Closing Date will be so owned; (iii) the Holder is not a party to any agreement, written or oral, creating rights in respect of the Preferred Shares; (iv) there are no existing options, calls, purchase agreements, redemption agreements, restrictions of any nature or gifts relating to the Preferred Shares; and (v) the Holder has the power, authority and legal capacity and right to execute and

77.03.04.73

deliver this Agreement, to perform the obligations hereunder, and to consummate the transactions contemplated hereby.

3.4 This Agreement has been duly authorized, executed and delivered by or on behalf of the Holder and constitutes the valid and binding obligation of such Holder, enforceable against the Holder in accordance with its terms.

4. The Company's Representations and Warranties.

The Company hereby represents and warrants to the Holder as follows:

4.1 The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to enter into this Agreement and issue the Shares pursuant hereto. This Agreement has been duly executed and delivered by or on behalf of the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

4.2 The issuance of the Shares upon exchange of the Preferred Shares have been duly authorized and, when the Shares have been issued and duly delivered against receipt of the Preferred Shares as contemplated by this Agreement, the Shares will be validly issued, fully paid and nonassessable, and the Holder will not be subject to personal liability solely by reason of being a holder. The Shares are not subject to preemptive rights of any stockholder of the Company. The Shares to be issued upon exchange of the Preferred Shares shall be issued pursuant to a valid exemption from registration under Section 3(a)(9) of the Act in order to make them freely salable into the public market in the hands of the Holder. If required by the rules of Nasdaq, the Company will, prior to the Closing Date, file an application for the listing of the Shares on Nasdaq. The Company knows of no reason that the Shares will not be eligible for listing on Nasdaq.

5. Miscellaneous.

5.1 All communications hereunder will be in writing and, except as otherwise provided, will be delivered at, or mailed by certified mail, return receipt requested, or telegraphed to, the following addresses: if to the Holder, addressed to the Holder at the address set forth on the signature page; if a copy to the Company to: Applied Energetics, Inc., 3716 East Columbia – Suite 120, Tucson, AZ 85714, Attention: Chief Executive, with a copy to Blank Rome, LLP, Attention: Robert J. Mittman, Esq., 405 Lexington Avenue, New York, New York 10174

5.2 This Agreement shall be deemed to have been made and delivered in New York City and shall be governed as to validity, interpretation, construction, effect and in all other respects by the internal laws of the State of New York. The Holder and the Company (1) agree that any legal suit, action or proceeding arising out of or relating to this Agreement, shall be instituted exclusively in New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, unless such court shall have refused such jurisdiction, (2) waive any objection which the Holder or the Company may have now or

77.03.04.73

-2-

hereafter to the venue of any such suit, action or proceeding, and (3) irrevocably consent to the jurisdiction of the New York State Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding. The Holder and the Company further agree to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agrees that service of process upon the Holder or the Company, as the case may be, mailed by certified mail to the Holder's address or the Company's address, as the case may be, set forth on the signature page to this Agreement shall be deemed in every respect effective service of process upon the Holder or the Company, as the case may be, in any such suit, action or proceeding.

5.3 Each party hereto agrees to use its reasonable best efforts to take any action which may be necessary or appropriate or reasonably requested by the other party hereto in order to effectuate or implement the provisions of this Agreement.

5.4 The rights and obligations of the parties under this Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns.

5.5 This Agreement may be executed in separate counterparts, all of which shall constitute one agreement.

5.6 All notices required or permitted to be given hereunder shall be personally delivered, sent by courier service or mailed by certified or registered mail, postage prepaid, to the respective parties at the addresses set forth herein and shall be deemed given upon receipt.

[signature page follows]

77.03.04.73

-3-

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

HOLDER:

ALEXANDRA GLOBAL MASTER FUND LTD.
By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
As Investment Advisor

By: M. Filimonov

Name: Mikhail Filimonov
Title: Chairman and Chief Executive Officer

Address:

Alexandra Global Master Fund Ltd.
c/o Alexandra Investment Management, LLC
767 Third Avenue, 39th Floor
New York, New York 10017

COMPANY:

APPLIED ENERGETICS, INC.

By: Dana A. Marshall

Name: Dana A. Marshall
Title: Chairman & President

77.03.04.73 -4-

EXCHANGE AGREEMENT

This Agreement, dated as of November , 2008, sets forth the agreement of Applied Energetics, Inc. (the "Company") and Vicis Capital Master Fund (the "Holder") with respect to the Shares (as hereinafter defined) by the Company to the Holder in exchange for the return of the Preferred Shares (as hereinafter defined) by the Holder to the Company for cancellation.

1. Exchange of Preferred Shares.

The Company hereby agrees to issue to the Holder Two Million Four Hundred Thousand (2,400,000) shares (the "Shares") of common stock, par value \$0.001 (the "Common Stock"), of the Company in exchange for Two Hundred Forty Thousand (240,000) shares (the "Preferred Shares") of the Company's Series A 6.5% redeemable convertible preferred stock, par value \$0.001 per share, and the Holder hereby agrees to transfer and deliver to the Company for cancellation the Preferred Shares in exchange for the issuance of the Shares by the Company (the "Exchange").

2. Closing.

On the date hereof (the "Closing Date"), the Holder shall deliver to the Company or its transfer agent the Preferred Shares for cancellation, together with a duly executed and medallion guaranteed stock power. Within one (1) business day following the Closing Date, the Company shall cause its transfer agent to issue and deliver to the Holder the Shares (without legend restricting transfer under the Securities Act of 1933 (the "Act")) in accordance with the Holder's delivery instructions set forth on Schedule I hereto.

3. Holder's Representations and Warranties.

3.1 The Holder has not paid, given or received any commission or other remuneration directly or indirectly in connection with the Exchange.

3.2 The Holder is not an "Affiliate" (as defined in paragraph (a)(i) of Rule 144 promulgated under the Act) of the Company and has not been an affiliate of the Company at any time during the three months prior to the date hereof.

3.3 The Holder is and on the Closing Date will be the sole holder of record and beneficial owner of the Preferred Shares; (ii) the Preferred Shares are owned by Holder free and clear of all security interests, claims, liens, encumbrances and restrictions and on the Closing Date will be so owned; (iii) the Holder is not a party to any agreement, written or oral, creating rights in respect of the Preferred Shares; (iv) there are no existing options, calls, purchase agreements, redemption agreements, restrictions of any nature or gifts relating to the Preferred Shares; and (v) the Holder has the power, authority and legal capacity and right to execute and deliver this Agreement, to perform the obligations hereunder, and to consummate the transactions contemplated hereby.

120004.00100/6681092v.1

3.4 This Agreement has been duly authorized, executed and delivered by or on behalf of the Holder and constitutes the valid and binding obligation of such Holder, enforceable against the Holder in accordance with its terms.

4. The Company's Representations and Warranties.

The Company hereby represents and warrants to the Holder as follows:

4.1 The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to enter into this Agreement and issue the Shares pursuant hereto. This Agreement has been duly executed and delivered by or on behalf of the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

4.2 The issuance of the Shares upon exchange of the Preferred Shares have been duly authorized and, when the Shares have been issued and duly delivered against receipt of the Preferred Shares as contemplated by this Agreement, the Shares will be validly issued, fully paid and nonassessable, and the Holder will not be subject to personal liability solely by reason of being a holder. The Shares are not subject to preemptive rights of any stockholder of the Company.

5. Miscellaneous.

5.1 All communications hereunder will be in writing and, except as otherwise provided, will be delivered at, or mailed by certified mail, return receipt requested, or telegraphed to, the following addresses: if to the Holder, addressed to the Holder at the address set forth on the signature page; if a copy to the Company to: Applied Energetics, Inc., 3716 East Columbia – Suite 120, Tucson, AZ 85714, Attention: Chief Executive, with a copy to Blank Rome, LLP, Attention: Robert J. Mittman, Esq., 405 Lexington Avenue, New York, New York 10174

5.2 This Agreement shall be deemed to have been made and delivered in New York City and shall be governed as to validity, interpretation, construction, effect and in all other respects by the internal laws of the State of New York. The Holder and the Company (1) agree that any legal suit, action or proceeding arising out of or relating to this Agreement, shall be instituted exclusively in New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, unless such court shall have refused such jurisdiction, (2) waive any objection which the Holder or the Company may have now or hereafter to the venue of any such suit, action or proceeding, and (3) irrevocably consent to the jurisdiction of the New York State Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding. The Holder and the Company further agree to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agrees that service of process upon the Holder or the Company, as the case may be, mailed by certified mail to the Holder's address or the Company's address, as the case may

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120004.00100/6681092v.1

be, set forth on the signature page to this Agreement shall be deemed in every respect effective service of process upon the Holder or the Company, as the case may be, in any such suit, action or proceeding.

5.3 Each party hereto agrees to use its reasonable best efforts to take any action which may be necessary or appropriate or reasonably requested by the other party hereto in order to effectuate or implement the provisions of this Agreement.

5.4 The rights and obligations of the parties under this Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns.

5.5 This Agreement may be executed in separate counterparts, all of which shall constitute one agreement.

5.6 All notices required or permitted to be given hereunder shall be personally delivered, sent by courier service or mailed by certified or registered mail, postage prepaid, to the respective parties at the addresses set forth herein and shall be deemed given upon receipt.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

HOLDER:

VICIS CAPITAL LLC IN ITS CAPACITY AS INVESTMENT MANAGER AND DULY AUTHORIZED DELEGATE OF CALEDONIAN TRUST (CAYMAN) LIMITED AS TRUSTEE IN RESPECT TO VICIS CAPITAL MASTER FUND

VICIS CAPITAL MASTER FUND

BY: Keith W. Hughes
Name: Chief Financial Officer
Title: Vicis Capital, LLC
Address:

COMPANY:

APPLIED ENERGETICS, INC.

By: ______________________________
Name:
Title:

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120004.00100/6681092v.1

be, set forth on the signature page to this Agreement shall be deemed in every respect effective service of process upon the Holder or the Company, as the case may be, in any such suit, action or proceeding.

5.3 Each party hereto agrees to use its reasonable best efforts to take any action which may be necessary or appropriate or reasonably requested by the other party hereto in order to effectuate or implement the provisions of this Agreement.

5.4 The rights and obligations of the parties under this Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns.

5.5 This Agreement may be executed in separate counterparts, all of which shall constitute one agreement.

5.6 All notices required or permitted to be given hereunder shall be personally delivered, sent by courier service or mailed by certified or registered mail, postage prepaid, to the respective parties at the addresses set forth herein and shall be deemed given upon receipt.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

VICIS CAPITAL LLC IN ITS CAPACITY AS INVESTMENT MANAGER AND DULY AUTHORIZED DELEGATE OF CALEDONIAN TRUST (CAYMAN) LIMITED AS TRUSTEE IN RESPECT TO VICIS CAPITAL MASTER FUND

HOLDER:

VICIS CAPITAL MASTER FUND

BY: ______________________
Name: Keith W. Hughes
Title: Chief Financial Officer Vicis Capital, LLC
Address:

COMPANY:

APPLIED ENERGETICS, INC.

By: ______________________
Name: Dana A Marshall
Title: Chairman - President

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120004.00100/6681092v.1

11/04/2008 15:05 2122074648 NEW FRONTIER CAPITAL PAGE 02

EXCHANGE AGREEMENT

This Agreement, dated as of November 3. 2008, sets forth the agreement of Applied Energetics, Inc. (the "Company") and New Frontier Capital (the "Holder") with respect to the Shares (as hereinafter defined) by the Company to the Holder in exchange for the return of the Preferred Shares (as hereinafter defined) by the Holder to the Company for cancellation.

1. Exchange of Preferred Shares.

The Company hereby agrees to issue to the Holder One Hundred Ninety Five Thousand (195,000) shares (the "Shares") of common stock, par value $0.001 (the "Common Stock"), of the Company in exchange for Nineteen Thousand Five Hundred (19,500) shares (the "Preferred Shares") of the Company's Series A 6.5% redeemable convertible preferred stock, par value $0.001 per share, and the Holder hereby agrees to deliver to the Company for cancellation the Preferred Shares in exchange for the issuance of the Shares by the Company (the "Exchange").

2. Closing.

Within one (1) business day following the date (the "Closing Date") hereof, the Holder shall deliver to the Company or its transfer agent the Preferred Shares for cancellation, together with a duly executed and medallion guaranteed stock power. Within one (1) business day from the Closing Date, the Company shall cause its transfer agent to issue and deliver to the Holder the Shares (without legend restricting transfer under the Securities Act of 1933 (the "Act")) in accordance with the delivery instruction set forth on Schedule I hereto.

3. Holder's Representations and Warranties.

3.1 The Holder has not paid or given or received any commission, other remuneration directly or indirectly in connection with the solicitation of the Exchange.

3.2 The Holder is not an "Affiliate" (as defined inn paragraph (a)(i) of Rule 144 promulgated under the Act of the Company and has not been an affiliate of the Company at any time during the three months prior to the date hereof.

3.3 The Holder is and on the Closing Date will be the sole holder of record and beneficial owner of the Preferred Shares; (ii) the Preferred Shares are owned by Holder free and clear of all security interests, claims, liens, encumbrances and restrictions and on the Closing Date will be so owned; (iii) the Holder is not a party to any agreement, written or oral, creating rights in respect of the Preferred Shares; (iv) there are no existing options, purchase agreements, redemption agreements, restrictions of any nature, calls or gifts relating to the Preferred Shares; and (v) the Holder has the power, authority and legal capacity and right to execute and deliver this Agreement, to perform the obligations hereunder, and to consummate the transactions contemplated hereby.

120004.00100/6682003v.1

11/04/2008 15:05 2122874648 NEW FRONTIER CAPITAL PAGE 03

3.4 This Agreement has been duly authorized, executed and delivered by or on behalf of the Holder and constitutes the valid and binding obligation of such Holder, enforceable against the Holder in accordance with its terms.

4. The Company's Representations and Warranties.

The Company hereby represents and warrants to the Holder as follows:

4.1 The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to enter into this Agreement and issue the Shares pursuant hereto. This Agreement has been duly executed and delivered by or on behalf of the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

4.2 The issuance of the Shares upon exchange of the Preferred Shares have been duly authorized and, when the Shares have been issued and duly delivered against receipt of the Preferred Shares as contemplated by this Agreement, the Shares will be validly issued, fully paid and nonassessable, and the Holder will not be subject to personal liability solely by reason of being a holder. The Shares are not subject to preemptive rights of any stockholder of the Company.

5. Miscellaneous.

5.1 All communications hereunder will be in writing and, except as otherwise provided, will be delivered at, or mailed by certified mail, return receipt requested, or telegraphed to, the following addresses: if to the Holder, addressed to the Holder at the address set forth on the signature page; if a copy to the Company to: Applied Energetics, Inc., 3590 East Columbia, Tucson, AZ 85714, Attention: Chief Executive, with a copy to Blank Rome, LLP, Attention: Robert J. Mittman, Esq., 405 Lexington Avenue, New York, New York 10174

5.2 This Agreement shall be deemed to have been made and delivered in New York City and shall be governed as to validity, interpretation, construction, effect and in all other respects by the internal laws of the State of New York. The Holder and the Company (1) agree that any legal suit, action or proceeding arising out of or relating to this Agreement, shall be instituted exclusively in New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, unless such court shall have refused such jurisdiction. (2) waive any objection which the Holder or the Company may have now or hereafter to the venue of any such suit, action or proceeding, and (3) irrevocably consent to the jurisdiction of the New York State Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding. The Holder and the Company further agree to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agrees that service of process upon the Holder or the Company, as the case may be, mailed by certified mail to the Holder's address or the Company's address, as the case may be, set forth on the signature page to this Agreement shall be deemed in every respect effective

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120004.00100/6682003v.1

11/04/2008 15:05 2122074648 NEW FRONTIER CAPITAL PAGE 04

service of process upon the Holder or the Company, as the case may be, in any such suit, action or proceeding.

5.3 Each party hereto agrees to use its reasonable best efforts to take any action which may be necessary or appropriate or reasonably requested by the other party hereto in order to effectuate or implement the provisions of this Agreement.

5.4 The rights and obligations of the parties under this Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns.

5.5 This Agreement may be executed in separate counterparts, all of which shall constitute one agreement.

5.6 All notices required or permitted to be given hereunder shall be personally delivered, sent by courier service or mailed by certified or registered mail, postage prepaid, to the respective parties at the addresses set forth herein and shall be deemed given upon receipt.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

HOLDER:
NEW FRONTIER CAPITAL

BY: William L. Musser, Jr.
Name: William L. Musser, Jr.
Title: General Partner
Address: 150 East 58th Street
New York, NY 10155

COMPANY:
APPLIED ENERGETICS, INC.

By: Dana A. Marshall
Name: Dana A. Marshall
Title: Chairman & President

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120004.00100/6682003v.1

EXCHANGE AGREEMENT

This Agreement, dated as of November 3, 2008, sets forth the agreement of Applied Energetics, Inc. (the "Company") and Mark L. Moskowitz and Kelly Ann Moskowitz Co-ttees, U/A DDt 3/10/2005 (the "Holder") with respect to the Shares (as hereinafter defined) by the Company to the Holder in exchange for the return of the Preferred Shares (as hereinafter defined) by the Holder to the Company for cancellation.

1. Exchange of Preferred Shares.

The Company hereby agrees to issue to the Holder Five Thousand Six Hundred (5,600) shares (the "Shares") of common stock, par value $0.001 (the "Common Stock"), of the Company in exchange for Fifty Six Thousand (56,000) shares (the "Preferred Shares") of the Company's Series A 6.5% redeemable convertible preferred stock, par value $0.001 per share, and the Holder hereby agrees to deliver to the Company for cancellation the Preferred Shares in exchange for the issuance of the Shares by the Company (the "Exchange").

2. Closing.

Within one (1) business day following the date (the "Closing Date") hereof, the Holder shall deliver to the Company or its transfer agent the Preferred Shares for cancellation, together with a duly executed and medallion guaranteed stock power. Within one (1) business day from the Closing Date, the Company shall cause its transfer agent to issue and deliver to the Holder the Shares (without legend restricting transfer under the Securities Act of 1933 (the "Act")) in accordance with the delivery instruction set forth on Schedule I hereto.

2.1 The Holder understands that the Holder has no rights whatsoever to request, and that the Company is under no obligation whatsoever to furnish, a registration of the Shares under the Securities Act of 1933 (the "Act") or any other applicable state securities laws ("Other Securities Laws").

3. Holder's Representations and Warranties.

3.1 The Holder has not paid or given or received any commission, other remuneration directly or indirectly in connection with the solicitation of the Exchange.

3.2 The Holder is not an "Affiliate" (as defined inn paragraph (a)(i) of Rule 144 promulgated under the Act of the Company and has not been an affiliate of the Company at any time during the three months prior to the date hereof.

3.3 The Holder is and on the Closing Date will be the sole holder of record and beneficial owner of the Preferred Shares; (ii) the Preferred Shares are owned by Holder free and clear of all security interests, claims, liens, encumbrances and restrictions and on the Closing Date will be so owned; (iii) the Holder is not a party to any agreement, written or oral, creating

120004.00100/6681623v.2

rights in respect of the Preferred Shares; (iv) there are no existing options, purchase agreements, redemption agreements, restrictions of any nature, calls or gifts relating to the Preferred Shares; and (v) the Holder has the power, authority and legal capacity and right to execute and deliver this Agreement, to perform the obligations hereunder, and to consummate the transactions contemplated hereby.

3.4 This Agreement has been duly authorized, executed and delivered by or on behalf of the Holder and constitutes the valid and binding obligation of such Holder, enforceable against the Holder in accordance with its terms.

4. The Company's Representations and Warranties.

The Company hereby represents and warrants to the Holder as follows:

4.1 The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to enter into this Agreement and issue the Shares pursuant hereto. This Agreement has been duly executed and delivered by or on behalf of the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

4.2 The issuance of the Shares upon exchange of the Preferred Shares have been duly authorized and, when the Shares have been issued and duly delivered against receipt of the Preferred Shares as contemplated by this Agreement, the Shares will be validly issued, fully paid and nonassessable, and the Holder will not be subject to personal liability solely by reason of being a holder. The Shares are not subject to preemptive rights of any stockholder of the Company.

5. Miscellaneous.

5.1 All communications hereunder will be in writing and, except as otherwise provided, will be delivered at, or mailed by certified mail, return receipt requested, or telegraphed to, the following addresses: if to the Holder, addressed to the Holder at the address set forth on the signature page; if a copy to the Company to: Applied Energetics, Inc., 3716 East Columbia – Suite 120, Tucson, AZ 85714, Attention: Chief Executive, with a copy to Blank Rome, LLP, Attention: Robert J. Mittman, Esq., 405 Lexington Avenue, New York, New York 10174

5.2 This Agreement shall be deemed to have been made and delivered in New York City and shall be governed as to validity, interpretation, construction, effect and in all other respects by the internal laws of the State of New York. The Holder and the Company (1) agree that any legal suit, action or proceeding arising out of or relating to this Agreement, shall be instituted exclusively in New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, unless such court shall have refused such jurisdiction, (2) waive any objection which the Holder or the Company may have now or hereafter to the venue of any such suit, action or proceeding, and (3) irrevocably consent to the jurisdiction of the New York State Supreme Court, County of New York, and the United States

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120004.00100/6681623v.2

District Court for the Southern District of New York in any such suit, action or proceeding. The Holder and the Company further agree to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agrees that service of process upon the Holder or the Company, as the case may be, mailed by certified mail to the Holder's address or the Company's address, as the case may be, set forth on the signature page to this Agreement shall be deemed in every respect effective service of process upon the Holder or the Company, as the case may be, in any such suit, action or proceeding.

5.3 Each party hereto agrees to use its reasonable best efforts to take any action which may be necessary or appropriate or reasonably requested by the other party hereto in order to effectuate or implement the provisions of this Agreement.

5.4 The rights and obligations of the parties under this Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns.

5.5 This Agreement may be executed in separate counterparts, all of which shall constitute one agreement.

5.6 All notices required or permitted to be given hereunder shall be personally delivered, sent by courier service or mailed by certified or registered mail, postage prepaid, to the respective parties at the addresses set forth herein and shall be deemed given upon receipt.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

HOLDER:
Mark L. Moskowitz and Kelly Ann Moskowitz Co-ttees, UA DDt 3/10/2005

By: ______________________
Mark Moskowitz, Co-Trustee

By: ______________________
Kelly Ann Moskowitz, Co-Trustee
Address:

COMPANY:
APPLIED ENERGETICS, INC.

By: ______________________
Name:
Title:

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120004.00100/6681623v.2

EXCHANGE AGREEMENT

This Agreement, dated as of November 10, 2008, sets forth the agreement of Applied Energetics, Inc. (the "Company") and Clarion Capital Corporation (the "Holder") with respect to the Shares (as hereinafter defined) by the Company to the Holder in exchange for the return of the Preferred Shares (as hereinafter defined) by the Holder to the Company for cancellation.

1. Exchange of Preferred Shares.

The Company hereby agrees to issue to the Holder One Hundred Thousand (100,000) shares (the "Shares") of common stock, par value $0.001 (the "Common Stock"), of the Company in exchange for Ten Thousand (10,000) shares (the "Preferred Shares") of the Company's Series A 6.5% redeemable convertible preferred stock, par value $0.001 per share, and the Holder hereby agrees to transfer and deliver to the Company for cancellation the Preferred Shares in exchange for the issuance of the Shares by the Company (the "Exchange").

2. Closing.

On the date hereof (the "Closing Date"), the Holder shall deliver to the Company or its transfer agent the Preferred Shares for cancellation, together with a duly executed and medallion guaranteed stock power. Within one (1) business day following the Closing Date, the Company shall cause its transfer agent to issue and deliver to the Holder the Shares (without legend restricting transfer under the Securities Act of 1933 (the "Act")) in accordance with the Holder's delivery instructions set forth on Schedule I hereto.

3. Holder's Representations and Warranties.

3.1 The Holder has not paid, given or received any commission or other remuneration directly or indirectly in connection with the Exchange.

3.2 The Holder is not an "Affiliate" (as defined in paragraph (a)(i) of Rule 144 promulgated under the Act) of the Company and has not been an affiliate of the Company at any time during the three months prior to the date hereof.

3.3 The Holder is and on the Closing Date will be the sole holder of record and beneficial owner of the Preferred Shares; (ii) the Preferred Shares are owned by Holder free and clear of all security interests, claims, liens, encumbrances and restrictions and on the Closing Date will be so owned; (iii) the Holder is not a party to any agreement, written or oral, creating rights in respect of the Preferred Shares; (iv) there are no existing options, calls, purchase agreements, redemption agreements, restrictions of any nature or gifts relating to the Preferred Shares; and (v) the Holder has the power, authority and legal capacity and right to execute and deliver this Agreement, to perform the obligations hereunder, and to consummate the transactions contemplated hereby.

120004.00100/6683200v.1

3.4 This Agreement has been duly authorized, executed and delivered by or on behalf of the Holder and constitutes the valid and binding obligation of such Holder, enforceable against the Holder in accordance with its terms.

4. The Company's Representations and Warranties.

The Company hereby represents and warrants to the Holder as follows:

4.1 The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to enter into this Agreement and issue the Shares pursuant hereto. This Agreement has been duly executed and delivered by or on behalf of the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

4.2 The issuance of the Shares upon exchange of the Preferred Shares have been duly authorized and, when the Shares have been issued and duly delivered against receipt of the Preferred Shares as contemplated by this Agreement, the Shares will be validly issued, fully paid and nonassessable, and the Holder will not be subject to personal liability solely by reason of being a holder. The Shares are not subject to preemptive rights of any stockholder of the Company.

5. Miscellaneous.

5.1 All communications hereunder will be in writing and, except as otherwise provided, will be delivered at, or mailed by certified mail, return receipt requested, or telegraphed to, the following addresses: if to the Holder, addressed to the Holder at the address set forth on the signature page; if a copy to the Company to: Applied Energetics, Inc., 3716 East Columbia – Suite 120, Tucson, AZ 85714, Attention: Chief Executive, with a copy to Blank Rome, LLP, Attention: Robert J. Mittman, Esq., 405 Lexington Avenue, New York, New York 10174

5.2 This Agreement shall be deemed to have been made and delivered in New York City and shall be governed as to validity, interpretation, construction, effect and in all other respects by the internal laws of the State of New York. The Holder and the Company (1) agree that any legal suit, action or proceeding arising out of or relating to this Agreement, shall be instituted exclusively in New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, unless such court shall have refused such jurisdiction, (2) waive any objection which the Holder or the Company may have now or hereafter to the venue of any such suit, action or proceeding, and (3) irrevocably consent to the jurisdiction of the New York State Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding. The Holder and the Company further agree to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agrees that service of process upon the Holder or the Company, as the case may be, mailed by certified mail to the Holder's address or the Company's address, as the case may

-2-

120004.00100/6683200v.1

be, set forth on the signature page to this Agreement shall be deemed in every respect effective service of process upon the Holder or the Company, as the case may be, in any such suit, action or proceeding.

5.3 Each party hereto agrees to use its reasonable best efforts to take any action which may be necessary or appropriate or reasonably requested by the other party hereto in order to effectuate or implement the provisions of this Agreement.

5.4 The rights and obligations of the parties under this Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns.

5.5 This Agreement may be executed in separate counterparts, all of which shall constitute one agreement.

5.6 All notices required or permitted to be given hereunder shall be personally delivered, sent by courier service or mailed by certified or registered mail, postage prepaid, to the respective parties at the addresses set forth herein and shall be deemed given upon receipt.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

HOLDER:

CLARION CAPITAL CORPORATION

BY: ______________________

Name: Thomas G. Niswanus
Title: Treasurer
Address: 360 Orange Place
Beachwood, OH 44122

COMPANY:

APPLIED ENERGETICS, INC.

By: ______________________

Name: Dana A. Marshall
Title: Chairman & President

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120004.00100/6683200v.1